Exhibit 11

Endo Pharmaceuticals Holdings Inc.
Statement Regarding Computation of Per Share Earnings
(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Numerator:
Net income (loss) available to common stockholders	$39,924	$(18,308)	$101,451	$9,069

Denominator:
For basic per share data – weighted average shares	131,761	102,064	127,288	102,064
Effect of dilutive stock options	875	—	5,222	181

For diluted per share data	132,636	102,064	132,510	102,245

Basic income (loss) per share	$.30	$(.18)	$.80	$.09

Diluted income (loss) per share	$.30	$(.18)	$.77	$.09

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